Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA  19103-2921

Tel.  +1.215.963.5000

Fax: +1.215.963.5001

www.morganlewis.com

James W. McKenzie, Jr.

Partner

+1.215.963.5134

jmckenzie@morganlewis.com

January 4, 2016

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:	Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Service

Re:	Tabula Rasa HealthCare, Inc.
Amendment No. 3 to Draft Registration Statement on Form S-1
Submitted December 9, 2015
CIK No. 0001651561

Dear Ms. Jacobs:

On behalf of our client, Tabula Rasa HealthCare, Inc. (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated December 22, 2015, to Dr. Calvin H. Knowlton, Ph.D., Chief Executive Officer of the Company, with respect to the Company’s confidential submission of Amendment No. 3 to the Draft Registration Statement on Form S-1 referred to above (the “Draft Registration Statement”).

In response to your letter, set forth below are your comments in bold followed by the Company’s responses.  The page references appearing in the headings and the Staff’s comments below are references to the Draft Registration Statement. The Company is concurrently publicly filing with this response letter its Registration Statement on Form S-1 (the “Registration Statement”).  For the convenience of the Staff’s review, copies of this letter and the Registration Statement, marked to reflect changes against the Draft Registration Statement that was confidentially submitted on December 9, 2015, are being delivered to Mitchell Austin.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai  Frankfurt  Hartford  Houston  London  Los Angeles  Miami  Moscow  New York
Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Fair Value of Common and Preferred Stock, page 79

1.                                      We note your disclosure that the July through September 2015 option grants have an exercise price equal to the IPO price. Please describe for us how you determined the exercise price for purposes of calculating stock-based compensation for these grants.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company utilized the estimated common stock valuation, which was determined with the assistance of an independent third-party valuation firm and consistent with the methodology as set forth under the heading “Fair Value of Common and Preferred Stock” on page 80 of the Registration Statement, as of September 30, 2015 to determine the exercise price for purposes of calculating stock-based compensation for the July through September 2015 option grants.  In accordance with Accounting Standards Codification (“ASC”) 718-10-55-108, the July through September 2015 option grants have service inception dates that precede the grant date.  In accordance with ASC 718-10-35-6, the Company recorded stock-based compensation cost for the period based on the estimated fair value of the award at the reporting date.  The Company will continue to remeasure the estimated fair value of the underlying common stock each reporting period until the grant date occurs.  In the period that the grant date occurs, the Company will adjust the cumulative compensation cost on the basis of the fair-value-based measure of the award at the grant date.

2.                                      We note the significant increase in the estimated fair value of common stock for July 2015 compared to June 2015. Please describe for us the significant factors contributing to the difference in the fair value determined between the June 2015 and July 2015 valuations. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of the underlying stock.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the main factor that contributed to the difference in the fair value determined between the June 2015 and July 2015 valuations was a significant increase in our projected revenues and profit margins which were used by the independent third-party firm in their valuation performed as of September 30, 2015.  The Company advises the Staff that during the third quarter of 2015 the Company updated its projections to include potential new service offerings.  This was not the result of one intervening event but the result of a series of factors impacting the outlook of the Company including the identification of new markets and service offerings, management meetings with significant potential new clients in these new markets, and the initial filing of the Company’s Draft Registration Statement which initiates the process for becoming public and obtaining the funding to access these new markets.  Because the factors driving the increase in the valuation were third quarter events, the Company utilized the fair value of common stock as of September 30, 2015 to determine the fair value of all third quarter equity awards.

The Company additionally advises the Staff that several other factors contributed to roughly a third of the increase in fair value:

•                  a decrease in the time value of money utilized in the valuation, as the Company was closer to a liquidity event and therefore used less of a discount period;

•                  a decrease to the discount for lack of marketability on the Company’s common stock from 20% to 15%, also due to the decrease in time to a liquidity event; and

•                  an increase in market multiples of 10%-15%.

The Company further advises the Staff that it uses a combination of the income and market approaches in determining the equity value of its business.  The Company uses the probability-weighted expected return method to compute the value of the common stock. Under the probability-weighted expected return method, the value of an enterprise’s common stock is estimated based upon an analysis of future values assuming various possible future liquidity events (initial public offering, strategic sale or merger, and remaining a private enterprise ( i.e., no liquidity event)). Stock value is based upon the probability-weighted present value of expected future net cash flows (distributions to stockholders) considering each of the possible future events, as well as the rights and preferences of each class of stock. In our 2015 valuations, the Company used a 60% weighting for the “IPO” scenario, a 10% weighting for the “M&A” scenario and a 30% weighting for the “Stay Private” scenario to compute the value of our common stock. The Company advises the Staff that there were no changes to the weighting or selection of valuation methodologies employed by the independent third-party in their valuation of the Company from period to period.

Lastly, the Company respectfully advises the Staff that had the September valuation of the Company’s common stock been used to estimate the fair value of June option issuances, it would result in only $168 thousand of additional compensation expense to be recognized over the expected life of the options.

Business

Our Software and Services

Our Services

Prescription Fulfillment and Adherence Packaging, page 98

3.                                      Your response to comment 13 of our letter dated September 28, 2015 indicates that you do not believe you are substantially dependent on your membership agreement with the group purchasing organization, especially given that it would not be difficult or cost prohibitive to replace promptly if and when necessary. In light of your further responses to comment 10 of our letter dated October 26, 2015 and comment 10 of our letter dated November 25, 2015, we are unable to agree with this conclusion. Specifically, we note the following:

•                  Prescription medication revenue has comprised substantially all of your revenue to date;

•                  You are obligated to purchase at least 90% of your medication product requirements pursuant to your membership agreement with the group purchasing organization;

•                  You would be subject to a withdrawal fee that would be determined by the board of directors of the group purchasing organization if you were to terminate your membership in the group; and

•                  Your risk factor on page 20 states that there can be no assurance that your operations would not be disrupted or that you could obtain the necessary pharmaceutical products at similar costs or at all if you are no longer able to purchase your pharmaceutical products through the group.

•                  Accordingly, please file this agreement or further explain why this is not required by Item 601(b)(10)(ii) of Regulation S-K. Additionally, please revise page 98 to disclose the term of the group purchasing organization’s agreement with AmerisourceBergen Drug Corporation.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is further analyzing the requirements of Item 601(b)(10)(ii) of Regulation S-K (“Item 601”) with respect to any requirement to file the membership agreement with the group purchasing organization and the obligation to disclose the term of the group purchasing organization’s agreement with AmerisourceBergen Drug Corporation.  As such, the Company respectfully advises the Staff that it will either file the membership agreement with the group purchasing organization and/or disclose the term of the group purchasing organization’s agreement with AmerisourceBergen Drug Corporation in a future amendment to the Registration Statement or will further explain why the filing of the agreement is not required under Item 601 and/or the disclosure of the term is not material upon the Company’s completion of such analysis.

We hope the foregoing have been responsive to the Staff’s comments.  If you have any questions, please feel free to contact me at (215) 963-5134 or Kevin Shmelzer at (215) 963-5716.

Sincerely,

James W. McKenzie, Jr.

JWM/avg

c:         Calvin H. Knowlton, Ph.D.
Brian W. Adams
Jeffrey P. Bodle
Kevin S. Shmelzer
Charles S. Kim
Brent B. Siler
Divakar Gupta